February 1, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Pamela Long Joel Parker Howard Efron Robert Telewicz

Re:	Gaming & Hospitality Acquisition Corp. Registration Statement on Form S-1 File No. 333-252182

Acceleration Request
Requested Date: February 2, 2021
Requested Time: 4:00 P.M., Washington D.C. Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gaming & Hospitality Acquisition Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-252182 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington D.C. Time, on February 2, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very truly yours,

/s/ Andrei Scrivens
Andrei Scrivens Chief Financial Officer
Gaming & Hospitality Acquisition Corp.

cc:	Vijay S. Sekhon, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP

Jonathan Ko, Paul Hastings LLP